May 11, 2016

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-7010

Re:	New Residential Investment Corp. Form 10-K for the fiscal year ended December 31, 2015 Filed February 26, 2016 File No. 1-35777

Dear Mr. Gordon,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated April 29, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 26, 2016 (the “2015 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2015 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Change in Fair Value of Investments in Excess Mortgage Servicing Rights, page 87

1.	You indicate that the $3 million decrease in the change in fair value of your investments relates to an increase in value on Excess MSR pools acquired through the HLSS Acquisition. However, we further note on page 134 that you recorded a $41.5 million increase in the fair value of your Excess MSR investments serviced by Ocwen which you have characterized as a change in accounting estimate. Please provide to us additional details regarding the $3 million decrease in the change in fair value given this $41.5 million adjustment.

Response

We respectfully inform the Staff that the $3.0 million referred to on page 87 represents the variance between the 2014 increase in fair value of the Excess MSRs of $41.6 million and the 2015 increase in fair value of the Excess MSRs of $38.6 million. The $41.5 million increase in fair value of the HLSS Excess MSRs in the fourth quarter of 2015, which was the result of a change in accounting estimate as disclosed on page 134, was the primary component of the overall $38.6 million increase in fair value of all of the Excess MSRs during all of 2015; and we noted on page 87 that the $38.6 million 2015 increase “… consisted primarily of an increase in value of the Excess MSR pools acquired through the HLSS Acquisition.”

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
May 11, 2016

The offsetting decrease in fair value of the Excess MSRs of $2.9 million ($38.6 million less $41.5 million) represents the net change in fair value of the Nationstar and SLS Excess MSRs, as well as the HLSS Excess MSRs excluding the impact of the change in accounting estimate, for the entirety of 2015. This was caused by a number of minor market and asset specific factors that occurred throughout the year across our approximately 40 portfolios of Excess MSRs.

Liquidity and Capital Resources, page 92

2.	We note your disclosure on pages 93 and 157 regarding the inclusion of $1.5 billion of trade receivables as part of the collateral underlying your repurchase agreements. Please tell us how you determined that it was appropriate to include these Agency RMBS given that they appear to no longer be reflected on your balance sheet as of the trade date. Additionally, confirm whether your collateral disclosure on pages 93 and 157 includes the $0.7 billion of trade payables as of December 31, 2015. Further, tell us when these transactions were settled.

Response

We respectfully inform the Staff that we believe the best way to understand these transactions and related disclosures is to lay them out in a timeline as set forth below. We note that while the disclosures referred to in the Staff’s comment relate to Agency RMBS, the logic set forth below would also apply to other securities subject to trade date accounting.

For Agency RMBS sales which are traded before period end but settled after period end:

•	When traded, the security is removed from our balance sheet and replaced with a trade receivable from the broker.
•	The related repurchase agreement remains outstanding, and the trade receivable acts as collateral for the repurchase agreement.
•	Therefore, as of period end, we disclose these repurchase agreements as outstanding, and related to Agency RMBS, but with Trades Receivable as part of their collateral.
•	When the sale is settled, cash is received, the trade receivable is extinguished, and we repay the repurchase agreement with the proceeds.

For Agency RMBS purchases which are traded before period end but settled after period end:

•	When traded, the security is added to our balance sheet.
•	We do not yet have related financing through a repurchase agreement, but rather have a trade payable to the broker for the unsettled trade.
•	Therefore, as of period end, there are no repurchase agreements outstanding related to these Agency RMBS, and these Trades Payable are not included in our debt disclosures.
•	When the purchase is settled, cash is paid, the trade payable is extinguished, and we (generally) finance the Agency RMBS with a repurchase agreement.

All of the transactions which were unsettled as of period end were settled within two weeks of period end.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
May 11, 2016

Item 8. Financial Statements and Supplementary Data

Note 4 – Investments in Excess Mortgage Servicing Rights, page 134

3.	We note your disclosure in footnote (D) to the table on page 134 that you recorded a $41.5 million adjustment to your excess MSR investments that was considered to be a change in accounting estimate. Please provide to us additional details regarding this adjustment and tell us how you concluded that it was a change in accounting estimate.

Response

We respectfully inform the Staff that, as a part of our quarter end financial statement close process, we identified a valuation assumption related to the expected life of our HLSS Excess MSR investment for which better information had been developed.

We have historically estimated the life of all of our Excess MSR investments based on information included in the applicable servicer’s remittance reports (which are covered by their SSAE 16 reports, which we receive and review accordingly) regarding the weighted average remaining term (“RTERM”) of the pool of mortgage loans underlying our investment. RTERM uses the contractual maturity date and next payment date to calculate the remaining contractual term to maturity of each loan.

As part of our normal process to determine whether changes in assumptions and estimates used for projections are required, we track the cash flows coming from the pool of mortgage loans underlying our Excess MSR investments. After several months of tracking the cash flows from the pool of mortgage loans underlying the HLSS Excess MSR investment, we noticed that the amortization of their UPB differed somewhat from our expectations. As a result, we requested additional loan level information from Ocwen, the related servicer, in order to analyze these differences. Simultaneously, we requested similar information with respect to our other pools of Excess MSRs from Nationstar and SLS, our other servicers.

In the third quarter of 2015, using the loan level information received, we began developing an internal estimation methodology for the remaining amortization terms (“RATERM”) of each of the loans in a given pool of mortgage loans underlying an Excess MSR investment based on their monthly principal and interest payments, unpaid principal balance, and interest rate, which we believe results in a more accurate weighted average estimated life than the RTERM reported on a servicer’s remittance report. The difference in assumptions arises mainly as a result of modified loans within the pools, which typically amortize more slowly. We tested this new assumption by remodeling the cash flows using RATERM and comparing them to the actual cash flows, and concluded that the refinement in assumption regarding the remaining term of the underlying mortgage loans resulted in a better estimate of the expected life of our Excess MSR investments.

We completed our analysis and testing of RATERM with respect to our Nationstar and SLS serviced Excess MSRs in the third quarter of 2015 and recorded a small change in accounting estimate with respect to those investments, as disclosed in our Form 10-Q for the period ended September 30, 2015. We note that the pools of loans underlying these Excess MSR investments contain less modifications than the HLSS pools, resulting in a smaller, and less easily identified, change in estimate.

We completed our analysis and testing of RATERM with respect to our Ocwen serviced Excess MSRs in the fourth quarter of 2015 and recorded the change in estimate noted by the Staff.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
May 11, 2016

The expected life of our HLSS Excess MSR investment represents an accounting estimate as the amount requires development of an expectation of lifespan based on historical performance and current market conditions. Excerpted below is the definition of a change in accounting estimate per the FASB ASC Master Glossary.

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

We noted that the assumption refinement was based on an ongoing assessment of the underlying assets, which evidenced that the internally developed estimation of the RATERMs of each of the loans in the pool of mortgage loans underlying our investment would provide a better estimate of the expected life of our HLSS Excess MSR investment.

Based on the above, we concluded that the change from the RTERM provided on the servicer’s remittance report to the internally developed RATERM estimation met the criteria to be classified as a change in accounting estimate. Furthermore, we concluded that the change did not reflect the correction of an error because it did not represent the correction of a mistake or the oversight or misuse of available information, but rather represented the development of a refined methodology for estimating the expected life of an Excess MSR investment. In the absence of the new methodology which was developed in the latter half of 2015, the RTERM included in the servicer’s remittance report was the best available information and would have been used by any market participant in valuing the investment.

Note 12 – Fair Value of Financial Instruments

Real Estate Securities Valuation, page 170

4.	We note the tabular presentation and related footnotes appear to indicate that the fair value of your real estate securities is based upon pricing service quotations or broker quotations. Please describe the valuation technique used to determine the fair value of your real estate securities categorized within Level 2 and Level 3. Refer to ASC 820-10-50-2(bbb).

Response

We respectfully inform the Staff that the valuation technique for both Level 2 and Level 3 securities is the same, and is consistent with the footnotes to which the Staff referred.

As disclosed in the table, all of our investments in Agency RMBS are classified within Level 2 of the fair value hierarchy because, as disclosed at the end of footnote (A), the market for these securities is very active and market prices are readily observable. As disclosed in the table, all of our investments in Non-Agency RMBS are classified within Level 3 of the fair value hierarchy. Nonetheless, the valuation technique for both types of securities is the same, as disclosed in footnote (A). As disclosed in the table, all of the Agency RMBS received multiple quotes, which is consistent with their categorization.

We note that we do run our own internal valuation models for the Non-Agency RMBS, but these models only inform our selection of the appropriate broker quote in cases where we have a wide disparity between the quotes received, as disclosed in footnote (A). Given this limited impact, we do not believe that disclosing the assumptions underlying these models would provide significant informative value to users of our financial statements.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
May 11, 2016

Pursuant to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Chief Financial Officer

cc:	Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission